Supplement dated November 17, 2025, to the Annual Notice dated

May 1, 2025, for Schwab Select Annuity® and Schwab OneSource Annuity® contracts

Issued by Empower Annuity Insurance Company of America

Variable Annuity-1 Series Account

Supplement dated November 17, 2025, to the Annual Notice dated

May 1, 2025, for Schwab Select Annuity® contracts

Issued by Empower Life & Annuity Insurance Company of New York

Variable Annuity-1 Series Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it with your Annual Notice for future reference.

On or about December 31, 2025, a Portfolio available under your Contract will change its name as follows:

CURRENT PORTFOLIO NAME	NEW PORTFOLIO NAME
BNY Mellon Variable Investment Fund: Opportunistic Small Cap Portfolio	BNY Mellon Variable Investment Fund: Small Cap Portfolio

After December 31, 2025, all references to the Portfolio in your Annual Notice will use the new Portfolio name.

If you have any questions regarding this Supplement, please contact your investment professional or us by calling toll free at 1-800-838-0650. You may also obtain fund prospectuses online at www.protective.com/productprospectus by selecting your Contract then “Investment Options”.

Please keep this Supplement for future reference.